Exhibit 99.4

Okeanis Eco Tankers Corp. – Announcement of 2025 Annual Meeting of Shareholders

ATHENS, GREECE, April 25, 2025 - Okeanis Eco Tankers Corp. (the “Company” or “OET”) (NYSE:ECO / OSE:OET), announced today that it has scheduled its Annual Meeting of Shareholders for May 30, 2025, at 11:00 a.m. Greek time (the “Annual Meeting”). The record date for determining shareholders entitled to participate at the Annual Meeting is April 22, 2025. The business of the Annual Meeting is to elect eight directors to serve until the next annual meeting of shareholders or until their successors are elected and qualified, and to ratify the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. Annual Meeting documentation and instructions for voting are expected to be mailed to all shareholders of record on or about April 25, 2025, and will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) and available on the Commission’s website at www.sec.gov.

Separately, as part of the Annual Meeting process, the Company announced today that the board of directors of the Company has been expanded to consist of eight persons from the previous seven person board of directors. The vacancy on the board of directors of the Company created by this change is proposed to be filled at the Annual Meeting, rather than by the remaining directors.

The Company has decided to nominate Mr. Dimitrios Papalexopoulos for election as a director, to fill this vacancy. Dimitrios Papalexopoulos is a business executive with experience in management, business development, operations and commercial marketing across media, publishing, technology and fast-moving consumer goods. He is currently and has been since 2022 the Managing Director of Kathimerines Ekdoseis, a media and publishing company, and publisher of prominent Greek newspaper Kathimerini. He was previously its Chief Business Officer from 2019 to 2021. Prior to joining Kathimerines Ekdoseis, Mr. Papalexopoulos held senior positions in business development, sales, and brand management in Google between 2011 and 2018 and in Procter & Gamble between 2007 and 2010. He holds a B.A. in International and European Economic Studies from the Athens University of Economics and Business, a B.Sc. in Business Administration from the American College of Greece, an M.Sc. in International Employment Relations and HR Management from the London School of Economics and Political Science (LSE), and an MBA from the Massachusetts Institute of Technology (MIT) under the Sloan Fellows Program. Mr. Papalexopoulos has been a member of the Governing Council of the Athens University of Economics and Business since 2023.

The Company’s executive management team will remain unchanged. They will continue to work closely with the Company’s board of directors.

Contacts

Company

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company's filings with the Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the Commission, which can be obtained free of charge on the Commission’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.